[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Balanced Capital Fund, Inc. Post-Effective Amendment No. 54 to Registration Statement on Form N-1A Securities Act File No. 2-49007
Gentlemen:
          BlackRock Balanced Capital Fund, Inc. (the “Fund”), plans to transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 54 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”), in order to incorporate an exhibit into the Registration Statement. The Amendment will be filed on or about January 29, 2009 or as soon as practicable thereafter. The exhibit to be incorporated will consist of the power of attorney of Master Large Cap Series LLC, which has executed the Fund’s Registration Statement.
          If you have any questions or comments with respect to the Registration Statement, please call me at 212-728-8555.
          Sincerely,
/s/ Edward Gizzi
Edward Gizzi

cc:	Denis Molleur, Esq. Maria Gattuso, Esq.